Exhibit 99.2

TEXT OF RESOLUTIONS

FIRST RESOLUTION

Approval of the annual financial statements for the year ended December 31, 2016 — Full discharge to the Directors and Statutory Auditors.

The General Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Ordinary General Meetings,

having considered the Board of Directors’ management report on the Company’s business and situation during the financial year ended December 31, 2016, the financial statements for the aforementioned year and the Statutory Auditors’ report on the performance of their responsibilities during the year, approves the annual financial statements for the year ended December 31, 2016, as presented to it and also the transactions reflected in these financial statements and summarized in these reports,

duly notes that these annual financial statements do not address excess amortization and non-deductible amortization and that the amount of the non-deductible expenses referred to in article 39-4 of the French General Tax Code during the financial year amounts to €1,409,120, and consequently approves these expenses and the corresponding tax, and, consequently, gives full discharge to the Directors and Statutory Auditors for the performance of their responsibilities during the financial year in question.

SECOND RESOLUTION

Allocation of earnings for the year ended December 31, 2016 formal recognition of the reconstitution of the Company’s net equity.

The General Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Ordinary General Meetings,

having considered the Board of Directors’ management report,

recognizing that the losses for the year ended December 31, 2016 amount to a total of €(11,977,562),

resolves to allocate these losses as a negative figure to “retained earnings”, the balance of which, after this allocation, would amount to €101,937,076,

notes that, taking into account the capital increase carried out as part of the Company’s initial public offering on the NASDAQ Global Market in the USA on August 3, 2016 by means of an issue of new ordinary shares offered and delivered to the market in the form of “American Depositary Shares”, the Company’s net equity was reconstituted in an amount of more than half of the share capital and that, consequently, it is appropriate to delete the reference regarding the loss of half of the share capital which appears in the Trade and Companies Register.

In accordance with applicable legal provisions, it is noted that no dividend has been paid in respect of each of the last three years.

THIRD RESOLUTION

Allocation of the amount recorded in the “unavailable reserve” account to “retained earnings”.

The General Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Ordinary General Meetings,

having considered the Board of Directors’ report,

resolves to allocate the sum of €6,162,544, which appears in the “unavailable reserve” account as a negative figure, to “retained earnings” which, as a result, is reduced from €101,937,076 (taking into account the allocation agreed under the terms of the second resolution) to €95,774,532.

FOURTH RESOLUTION

Approval of the consolidated financial statements for the year ended December 31, 2016.

The General Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Ordinary General Meetings,

having considered the report on the management of the group during the financial year ended December 31, 2016 and the financial statements for the aforementioned year and the Statutory Auditors’ report on the financial statements, approves the annual financial statements for the year ended December 31, 2016 as presented to it which show an overall loss of $24,243 thousand, and also the transactions reflected in these financial statements and summarized in these reports.

FIFTH RESOLUTION

Review of the agreements described under articles L. 225-38 et seq. of the French Commercial Code.

The General Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Ordinary General Meetings,

having considered the Statutory Auditors’ special report on the agreements described under article L. 225-38 of the French Commercial Code,

notes that no agreement covered by the aforementioned article was entered into during the past financial year.

SIXTH RESOLUTION

Ratification of the provisional appointment of Mr. Steven Singh as a Director.

The General Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Ordinary General Meetings,

having considered the Board of Directors’ report,

having noted that the Board of Directors, at its meeting of October 4, 2016, appointed Mr. Steven Singh as a Director as a replacement for Mr. Thomas Tuchscherer, who was stepping down from the Board of Directors, for the remaining period of the latter’s term of office, i.e. up to the Ordinary General Shareholders’ Meeting called to approve the financial statements for the year ending December 31, 2018, ratifies, in accordance with the provisions of article L. 225-24 of the French Commercial Code, the appointment of Mr. Steven Singh as a Director.

SEVENTH RESOLUTION

Ratification of the provisional appointment of Ms. Nanci Caldwell as a Director.

The General Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Ordinary General Meetings,

having considered the Board of Directors’ report,

having noted that the Board of Directors, at its meeting of February 4, 2016, appointed Ms. Nanci Caldwell, as a Director as a replacement for Mr. Bertrand Diard, who was stepping down from the Board of Directors, for the remaining period of the latter’s term of office, i.e. up to the Ordinary General Shareholders’ Meeting called to approve the financial statements for the year ending December 31, 2017, ratifies, in accordance with the provisions of article L. 225-24 of the French Commercial Code, the appointment of Ms. Nanci Caldwell as a Director.

EIGHTH RESOLUTION

Approval of the 2017 stock option subscription or purchase plan adopted by the Board of Directors at its meeting on April 20, 2017.

The General Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Ordinary General Meetings,

having considered the Board of Directors’ report,

subject to the adoption of the eleventh resolution below,

approves the 2017 stock option plan adopted by the Board of Directors at its meeting on April 20, 2017.

NINTH RESOLUTION

Setting of the amount of Directors’ fees allocated to the Board of Directors.

The General Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Ordinary General Meetings,

having considered the Board of Directors’ report,

resolves to set at €1,000,000 the amount of Directors’ fees for the 2017 financial year as well as for ensuing years until a further decision of the Ordinary General Shareholders’ Meeting.

TENTH RESOLUTION

Amendment to article 4 “registered office” of the Bylaws to comply with applicable legal provisions.

The General Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Extraordinary General Meetings,

having considered the Board of Directors’ report,

resolves to amend the third paragraph of article 4 of the Articles of Association (“registered office”) to comply with the new provisions of the French Commercial Code following the implementation of Law No. 2016-1691 of December 9, 2016:

“It may be transferred to any other location within the French territory, by the decision of the Board of Directors, subject to this decision being ratified by the next Ordinary General Shareholder’s Meeting, and any other place pursuant to a resolution of the Extraordinary General Shareholders’ Meeting”.

ELEVENTH RESOLUTION

Authorization to be given to the Board of Directors to grant share subscription or purchase options of the Company in accordance with the provisions of articles L. 255-177 et seq. and following of the French Commercial Code.

The General Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Extraordinary General Meetings,

having considered the Board of Directors’ report and the Statutory Auditors’ report,

authorizes the Board of Directors, under articles L. 225-177 to L. 225-185 of the French Commercial Code, to grant on one or more occasions, for the benefit of employees or managers of the Company and of companies or economic interest groups associated with the Company under the conditions defined in article L. 225-180-I of the aforementioned Code (the “Beneficiaries”), options giving the right to subscribe to or purchase ordinary shares (referred to hereafter as the “Options”), it being specified that (i) the total number of Options allocated under this resolution may not give an entitlement to purchase or subscribe for more than 2,000,000 ordinary shares with a par value of €0.08 each, (ii) this number shall be deducted from the overall ceiling provided by the fifteenth resolution below, and (iii) the total number of shares which might be subscribed to upon the exercise of the options allocated and not exercised may never be higher than one third of the share capital, resolves that this authorization entails the express waiver by shareholders, in favor of the Beneficiaries of the Options, of their preferential subscription rights to the shares which would be issued upon exercise of the Options, and shall be implemented under the terms and conditions of applicable laws and regulations in effect at the time of the grant of the purchase or subscription Options, as applicable, resolves that, to the extent that the Company’s shares, with each one represented by one “American Depositary Share” (hereafter “ADS”), are admitted for trading on the NASDAQ Global Market in the USA, the Board of Directors shall set the purchase or subscription unit price of the shares to which the Options give entitlement by reference to the equivalent in euros of the closing price in US dollars of an ADS the day preceding the Board of Directors’ decision to grant the Options; it being specified however that the purchase or subscription price per share may not in any case be less than ninety-five per cent (95%) of the average sale price in US dollars of an ADS at the close of the NASDAQ Global Market, during the 30 trading days preceding the Board of Directors’ decision to allocate the Options, and it being further specified that when an Option allows its Beneficiary to buy shares previously purchased by the Company, its exercise price, without prejudice to the foregoing and in accordance with the applicable legal provisions, may also not be less than 80% of the average price paid by the Company for all of the shares that it may previously have purchased, recalls that the price set for the subscription or purchase of the shares to which the Options give entitlement may not be amended during the term of the Options. However, should the Company carry out one of the transactions described by article L. 225-181 of the French Commercial Code, it must take the necessary measures to protect the interests of the Beneficiaries of the Options in accordance with the terms stipulated in article L. 228-99 of the French Commercial Code. In the event that new equity securities or securities giving access to the capital and in the event of a merger or demerger of the Company, the Board of Directors may suspend, where appropriate, the exercise of the Options, resolves that, in the event that it should be necessary to make the adjustment provided by article L. 228-99 paragraph 3 of the French Commercial Code, the adjustment would be made by applying the method stipulated in article R. 228-91 of the French Commercial Code, it being specified that the value of the preferential subscription right and the value of the share before the detachment of the preferential subscription right would, where necessary, be determined by the Board of Directors in accordance with the subscription, exchange or sales price used for the last transaction involving the Company’s capital (capital increase, contribution of securities, sale of shares, etc.) during the six (6) months preceding the meeting of the aforementioned Board of Directors, or, in the event that no such transaction had been carried out during this period, in accordance with any other financial parameter that might appear relevant to the Board of Directors (and which shall be approved by the Company’s Statutory Auditors), sets the period of validity of the Options at ten (10) years from their allocation, it being specified however that this period may be reduced by the Board of Directors for Beneficiaries who are residents of a particular country where this is necessary in order to comply with the laws of that country, gives all powers to the Board of Directors to implement this authorization within the limits set above and, in particular, to:

•                                          decide on the identity of the Beneficiaries of Options to purchase or subscribe to shares and the number of options to allocate to each of them;

•                                          set the purchase and/or subscription price of the shares to which the Options give entitlement within the limits set above, it being specified that the subscription price per share must be greater than the par value of the share;

•                                          ensure that the number of stock options granted by the Board of Directors is set in such a way that the total number of outstanding and unexercised stock options may not give an entitlement to subscribe for a number of shares exceeding one third of the share capital;

•                                          agree the terms and conditions of the stock option or purchase plan and set the conditions under which the Options will be granted, including in particular the Option exercise schedule which may vary according to the holders; it being specified that these conditions may include clauses prohibiting the immediate resale of all or part of the shares issued when the options are exercised, within the legal limits;

•                                          purchase Company shares required, where applicable, for the transfer of any shares to which the stock purchase options give entitlement;

•                                          perform, either by itself, or by means of an agent, any acts and formalities for the purpose of finalizing capital increases that may be made by virtue of the authorization in this resolution;

•                                          charge, should it deem necessary, the fees related to capital increases to the amount of the premiums derived from these increases and take from this amount the sums necessary to bring the legal reserves to one tenth of the new amount of share capital after each increase;

•                                          amend the Bylaws as a consequence and, generally, take all required actions.

The Board of Directors shall notify the Ordinary General Shareholders’ Meeting of transactions carried out under this resolution.

This authorization, which is granted for a period of thirty-eight (38) months from the date of this Meeting, terminates any prior authorization having the same purpose.

TWELFTH RESOLUTION

Delegation to be granted to the Board of Directors to issue and allocate employee warrants for the benefit of employees and managers of the Company, or of a company in which the Company holds at least 75% of capital or voting rights.

The General Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Extraordinary General Meetings,

having considered the Board of Directors’ report and the Statutory Auditors’ report,

noting that the Company fulfills all of the conditions required to issue employee warrants (referred to hereafter as “BSPCE”) in accordance with the conditions stipulated in article 163 bis G of the French General Tax Code, delegates to the Board of Directors its authority to issue and allocate free of charge a maximum number of 2,000,000 BSPCEs, it being specified that this number shall be deducted from the overall ceiling provided by the fifteenth resolution below, resolves to waive, for these BSPCEs, the shareholders’ preferential subscription rights, with the aforementioned BSPCEs only able to be allocated to the following category of beneficiaries: employees and corporate officers subject to the employee tax regime (Chairman, Chief Executive Officer, Deputy Chief Executive Officer or member of the Board of Directors according to the conditions provided for in law) of the Company or of a company in which the Company holds at least 75% of the capital or voting rights, who are employed on the date of allocation of the BSPCEs (the “Beneficiaries”), resolves, in accordance with the provisions of paragraph III of article 163 bis G of the French General Tax Code, to delegate the decision to issue and allocate BSPCEs and the task of agreeing the list of Beneficiaries and number of BSPCEs allocated to each Beneficiary thus designated to the Board of Directors, resolves that the terms and conditions for exercising BSPCEs shall be decided by the Board of Directors,

authorizes as a consequence the Board of Directors within the limits of the foregoing and in accordance with the foregoing conditions, to issue and allocate BSPCEs, on one or more occasions to each Beneficiary, resolves to delegate to the Board of Directors the task of setting, for each Beneficiary, the BSPCE exercise schedule, it being specified that these must be exercised no later than ten (10) years from their issuance and that the BSPCEs not exercised at the expiry of this ten (10) year period shall automatically lapse, resolves that this delegation shall end and that the BSPCEs not yet allocated by the Board of Directors shall automatically lapse on the date on which the conditions stipulated in article 163 bis G of the French General Tax Code cease to be met, resolves that each BSPCEs will allow subscription of, within the conditions of article 163 bis G II of the French General Tax Code and the conditions defined below, one ordinary share with a par value of €0.08, at a subscription price determined by the Board of Directors on the BSPCE allocation date and which must be at least equal to the highest of the three following values:

(a)         the equivalent in Euros of the closing price in US dollars of an ADS the day preceding the Board of Directors’ decision to allocate the BSPCEs;

(b)         the equivalent in Euros of ninety-five percent (95%) of the average closing price in US dollars of an ADS on the NASDAQ Global Market during the thirty (30) trading days preceding the date of the decision by the Board of Directors to allocate BSPCEs; and

(c)          if one or more capital increases were carried out less than six months before the decision of the Board of Directors to allocate the BSPCEs in question, the subscription price of an ordinary share of the Company used in the context of the most recent of these capital increases as calculated on the date of allocation of each BSPCE; it being specified that, in order to determine the subscription price of an ordinary share on the exercise of a BSPCE in accordance with this paragraph (c), the Board of Directors shall not take into account capital increases arising from the exercise of founder share warrants, share warrants or stock options or the allocation of free shares, resolves that the ordinary shares thus subscribed must be fully paid up at the time of their subscription, either by cash or through offsetting with liquid, due and payable receivables,

resolves that the new shares delivered to the Beneficiary upon the exercise of their BSPCEs shall be subject to all legal provisions and shall carry dividend rights from the first day of the financial year in which they are issued, resolves that, in accordance with article 163 bis G-II of the French General Tax Code, the BSPCEs shall be unassignable. They shall be issued in registered form and held in an administered account,

resolves to issue a maximum of 2,000,000 ordinary shares to which the BSPCEs issued shall grant entitlement,

states that pursuant to the provisions of articles L. 228-91 and L. 225-132 of the French Commercial Code, this decision entails shareholders waiving, in favor of BSPCE holders, their preferential subscription rights in respect of the ordinary shares to which the BSPCEs grant entitlement, recalls that pursuant to article L. 228-98 of the French Commercial Code:

•                                         in the event of a capital reduction prompted by losses through a reduction in the number of shares, the rights of BSPCE holders in terms of the number of shares to be received upon exercise of the BSPCEs shall, as a consequence, be reduced as if these holders had been shareholders from the date of issuance of the BSPCEs;

•                                         in the event of a capital reduction prompted by losses from a reduction in the par value of the shares, the subscription price of the shares to which the BSPCEs grant entitlement shall remain unchanged, with the issue premium being increased by the amount of the reduction in the par value, resolves further that:

•                                         in the event of a capital reduction not prompted by losses from a reduction in the par value of the shares, the subscription price of the shares to which the BSPCEs grant entitlement shall be reduced proportionally;

•                                         in the event of a capital reduction not prompted by losses from a reduction in the number of shares, the BSPCE holders, if they exercise their BSPCEs, may request that their shares be repurchased under the same conditions as if they had been shareholders at the time that the Company repurchased its own shares, resolves, as stipulated in article L. 228-98 of the French Commercial Code, that the Company is authorized, without having to request the authorization of the BSPCE holders, to modify their form and corporate purpose, recalls that pursuant to the provisions of article L. 228-98 of the French Commercial Code, the Company may neither amend the rules for distributing its profits, nor redeem its capital or create preference shares involving such a modification or redemption unless so authorized by the contract of issuance or in the circumstances stipulated in article L. 228-103 of the French Commercial Code and subject to making the provisions necessary to maintain the rights of the holders of securities giving access to the capital according to the conditions defined in article L. 228-99 of the French Commercial Code, resolves that, in the event that it should be necessary to make the adjustment provided by article L. 228-99 paragraph 3 of the French Commercial Code, the adjustment would be made by applying the method stipulated in article R. 228-91 of the French Commercial Code, it being specified that the value of the preferential subscription right and the value of the share before the detachment of the preferential subscription right would, where necessary, be determined by the Board of Directors in accordance with the subscription, exchange or sales price used for the last transaction involving the Company’s capital (capital increase, contribution of securities, sale of shares, etc.) during the six (6) months preceding the meeting of the aforementioned Board of Directors, or, in the event that no such transaction had been carried out during this period, in accordance with any other financial parameter that might appear relevant to the Board of Directors (and which shall be approved by the Company’s Statutory Auditors), authorizes the Company to impose on the BSPCE holders the repurchase or redemption of their rights as stipulated in article L. 228-102 of the French Commercial Code,

resolves to give all powers to the Board of Directors to implement this resolution and, in particular, in order to:

•                                         issue and allocate BSPCEs and to decide the conditions for their exercise and the final terms and conditions of the BSPCEs, including the exercise schedule, in accordance with the provisions of this resolution and within the limits set by this resolution;

•                                         report the number of ordinary shares issued following the exercise of BSPCEs, carry out the formalities following the corresponding capital increases and make the relevant amendments to the Bylaws;

•                                         take all measures to ensure that BSPCE holders are protected in the event of a financial transaction involving the Company in accordance with the legal and regulatory provisions in effect;

•                                         generally, take any measure and perform any formality appropriate to this issuance.

This delegation, which is granted for a period of eighteen (18) months from the date of this Meeting, terminates any prior delegation having the same purpose.

THIRTEENTH RESOLUTION

Authorization to be given to the Board of Directors to carry out the free allocation of existing shares or newly issued shares to salaried employees of the Company or companies in the group and/or to certain corporate officers of the Company.

The General Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Extraordinary General Meetings,

having considered the Board of Directors’ report and the Statutory Auditors’ report,

in accordance with the provisions of articles L. 225-197-1 et seq. of the French Commercial Code,

authorizes the Board of Directors to allocate, on one or more occasions, free existing or newly issued Company shares to salaried employees, or certain categories of them, and/or its corporate officers who meet the conditions stipulated in article L. 225-197-1, II of the French Commercial Code, and to salaried employees of companies or economic interest groups in which the Company holds, directly or indirectly, at least 10% of the share capital or voting rights on the date of allocation of the shares in question, resolves to set the total number of free shares that may be allocated by the Board of Directors pursuant to this authorization at 2,000,000 shares with a par value of €0.08 per share, it being specified that the total number of free shares allocated by the Board of Directors may never exceed the overall limit of 10% of the existing share capital of the Company on the date of the allocation decision, and that this number shall be deducted from the overall ceiling provided by the fifteenth resolution below, resolves that the allocation of the shares to their beneficiary shall be final, subject to the conditions or criteria that may be set by the Board being met, at the end of a period of at least one (1) year (the “Vesting Period”) and that the beneficiaries of the shares must, where applicable, hold them during a period set by the Board (the “Holding Period”) which, combined with the Vesting Period, may not be less than two (2) years, resolves, notwithstanding the foregoing provisions, that the shares shall be permanently allocated before the end of the term of the Vesting Period in the event of the disability of the beneficiary corresponding to the second or third category referred to in article L. 341-4 of the French Social Security Code, resolves that the shares allocated shall be freely assignable in the event of an allocation request submitted by the heirs of a deceased beneficiary or in the event of the disability of the beneficiary corresponding to the aforementioned categories of the French Social Security Code, resolves that the duration of the Vesting Period and, where applicable, the Holding Period, shall be set by the Board of Directors in accordance with the above-mentioned limits,

notes that, in accordance with the provisions of article L. 225-197-1 of the French Commercial Code, when the allocation involves newly issued shares, this authorization automatically entails, in favor of the beneficiaries of the free share allocation, the waiver by shareholders of their preferential subscription rights to the newly issued shares, with the corresponding capital increase being fully realized by sole virtue of the final allocation of the shares to the beneficiaries, notes that this decision entails, as may be necessary, the waiver by shareholders in favor of the beneficiaries of free shares, of the portion of reserves, profits or share premiums which, where applicable, shall be used in the event of the issuance of new shares at the end of the Vesting Period and, for which purpose, all powers are delegated to the Board of Directors, delegates to the Board of Directors all powers in order to:

•                                         ensure existing reserves are sufficient and transfer to a blocked reserve account upon each allocation, the amounts required to pay for the new shares to be allocated;

•                                         decide on the identity of the beneficiaries of the allocations and the number of shares that may be allocated to each of them;

•                                         set the conditions and, where applicable, the criteria for allocating these shares,

where applicable:

•                                         decide, in due course, the capital increase(s) relating to any issuance of new shares that are freely allocated;

•                                         acquire the shares, where applicable, that are necessary for the delivery of any existing shares that are freely allocated;

•                                         take any appropriate measures to ensure beneficiaries’ compliance with the required holding obligation;

•                                         and, generally, in the context of legislation in effect, do all that is required to implement this resolution.

This authorization, which is granted for a period of thirty-eight (38) months from the date of this Meeting, terminates any prior authorization having the same purpose.

FOURTEENTH RESOLUTION

Delegation of authority to be granted to the Board of Directors for the purpose of issuing share warrants in favor of a category of persons meeting specified characteristics.

The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Extraordinary General Meetings,

having considered the Board of Directors’ report and the Statutory Auditors’ report,

delegates to the Board of Directors its authority to issue a maximum number of 2,000,000 ordinary share purchase warrants (“BSAs”), it being specified that this number be deducted from the overall ceiling provided by the fifteenth resolution below, resolves that each BSA shall give entitlement to subscribe to one ordinary share of the Company with a par value of €0.08, representing a capital increase of a maximum par amount of €160,000,

resolves that the issue price of a BSA shall be determined by the Board of Directors on the date the BSA is issued in accordance with its characteristics and shall be at least equal to 5% of the volume-weighted average price of the last five (5) trading sessions on the NASDAQ Global Market preceding the date of allocation of the aforementioned BSA by the Board, resolves to waive, for these BSAs, the shareholders’ preferential subscription rights, with the aforementioned BSAs only able to be allocated to the following category of beneficiaries: Directors of the Company or of one of its subsidiaries according to the date of allocation of the BSAs, who are not employees or managers of the Company or of one of its subsidiaries, independent members of any committee that the Board of Directors of the Company has established or will establish, as well as any natural or legal person related to the Company or to one of its subsidiaries by means of a consultancy agreement (the “Beneficiaries”), resolves, in accordance with the provisions of article L. 225-138-I of the French Commercial Code, to delegate to the Board of Directors the task of agreeing the list of Beneficiaries and number of BSAs allocated to each Beneficiary designated as such, authorizes as a consequence the Board of Directors within the limits of the foregoing, to issue and allocate BSAs, on one or more occasions to each Beneficiary,

resolves to delegate to the Board of Directors the task of setting, for each Beneficiary, the terms and conditions for exercising BSAs and, in particular, the issue price of BSAs and the BSA exercise schedule, it being specified that these must be exercised no later than ten (10) years from their issuance and that the BSAs not exercised at the expiry of this ten (10) year period shall automatically lapse, resolves that each BSA will allow the subscription of one ordinary share with a par value of €0.08 at an exercise price determined by the Board of Directors on the date of application of the BSAs which must be at least equal to the highest of the two following values:

(a)         the equivalent in Euros of the closing price in US dollars of an ADS the day preceding the Board of Directors’ decision to allocate the BSAs, and

(b)         the equivalent in euros of ninety-five percent (95%) of the average closing price in US dollars of an ADS on the NASDAQ Global Market during the thirty (30) trading days preceding the date of the decision by the Board of Directors to allocate BSAs, resolves that the ordinary shares thus subscribed must be fully paid up at the time of their subscription, either by cash or through offsetting with liquid, due and payable receivables,

resolves that the new shares delivered to the Beneficiary upon the exercise of their BSAs shall be subject to all legal provisions and shall carry dividend rights from the first day of the financial year in which they are issued, resolves that the BSAs shall be assignable. They shall be issued in registered form and held in an administered account,

resolves to issue a maximum of 2,000,000 ordinary shares to which the BSAs issued shall grant entitlement,

states that pursuant to the provisions of articles L. 228-91 and L. 225-132 of the French Commercial Code, this decision entails shareholders waiving, in favor of the BSA holders, their preferential subscription rights in respect of the ordinary shares to which the BSAs grant entitlement, recalls that pursuant to article L. 228-98 of the French Commercial Code:

•                                         that in the event of a capital reduction prompted by losses from a reduction in the number of shares, the rights of BSA holders in terms of the number of shares to be received upon exercise of the BSAs shall, as a consequence, be reduced as if these holders had been shareholders from the date of issue of the BSAs;

•                                         that in the event of a capital reduction prompted by losses from a reduction in the par value of the shares, the subscription price of the shares to which the BSAs grant entitlement shall remain unchanged, with the issue premium being increased by the amount of the reduction in the par value, resolves further that:

•                                         in the event of a capital reduction not prompted by losses from a reduction in the par value of the shares, the subscription price of the shares to which the BSAs grant entitlement shall be reduced proportionally;

•                                         in the event of a capital reduction not prompted by losses from a reduction in the number of shares, the BSA holders, if they exercise their BSAs, may request that their shares be repurchased under the same conditions as if they had been shareholders at the time that the company repurchased its own shares, resolves, as stipulated in article L.228-98 of the French Commercial Code, that the Company is authorized, without having to request the authorization of the BSA holders, to modify their form and corporate purpose, recalls that pursuant to the provisions of article L. 228-98 of the French Commercial Code, the Company may neither amend the rules for distributing its profits, nor redeem its capital or create preference shares involving such a modification or redemption unless so authorized by the contract of issuance or in the circumstances stipulated in article L. 228-103 of the French Commercial Code and subject to making the provisions necessary to maintain the rights of the holders of securities giving access to the capital according to the conditions defined in article L. 228-99 of the French Commercial Code, resolves that, in the event that it should be necessary to make the adjustment provided by article L. 228-99 paragraph 3 of the French Commercial Code, the adjustment would be made by applying the method stipulated in article R. 228-91 of the French Commercial Code, it being specified that the value of the preferential subscription right and the value of the share before the detachment of the preferential subscription right would, where necessary, be determined by the Board of Directors in accordance with the subscription, exchange or sales price used for the last transaction involving the Company’s capital (capital increase, contribution of securities, sale of shares, etc.) during the six (6) months preceding the meeting of the aforementioned Board of Directors, or, in the event that no such transaction had been carried out during this period, in accordance with any other financial parameter that might appear relevant to the Board of Directors (and which shall be approved by the Company’s Statutory Auditors), authorizes the Company to impose on the holders of BSAs the repurchase or redemption of their rights as stipulated in article 228-102 of the French Commercial Code,

resolves to give all powers to the Board of Directors to implement this resolution and, in particular, in order to:

•                                          set the issue price of the BSAs and of the shares to which they give entitlement in fulfillment of the terms of this resolution;

•                                          issue and allocate BSAs and to decide the conditions for their exercise and the final terms and conditions of the BSAs, including the exercise schedule, in accordance with the provisions of this resolution and within the limits set by this resolution;

•                                          receive subscriptions for BSAs and the related payments;

•                                          report the number of ordinary shares issued following the exercise of BSAs, carry out the formalities following the corresponding capital increases and make the relevant amendments to the Bylaws;

•                                          take all measures to ensure that BSA holders are protected in the event of a financial transaction involving the Company and in accordance with the legal and regulatory provisions in effect;

•                                          generally, take any measures and perform any formality appropriate to this issuance.

This delegation, which is granted for a period of eighteen (18) months from the date of this Meeting, terminates any prior delegation having the same purpose.

FIFTEENTH RESOLUTION

Overall ceilings on the amount of issuances carried out under the eleventh to fourteenth resolutions above.

The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Extraordinary General Meetings,

having considered the Board of Directors’ report,

resolves that the total number of (i) shares that may be issued or acquired upon the exercise of the options allocated pursuant to the eleventh resolution above, (ii) shares that may be issued upon the exercise of employee warrants allocated pursuant to the twelfth resolution above, (iii) shares that would be allocated free of charge pursuant to the thirteenth resolution above and (iv) shares that may be issued upon the exercise of share warrants allocated pursuant to the fourteenth resolution above, may not exceed 2,000,000 shares with a par value of €0.08 each, it being specified that to this ceiling shall be added the additional amount of shares to be issued in order to protect, in accordance with the applicable contractual stipulations, the rights of the holders of securities and other rights giving access to the shares.

SIXTEENTH RESOLUTION

Delegation to be granted to the Board of Directors in view of a capital increase through the issuance of shares of the Company to participants in a company savings plan established in accordance with articles L. 3332-1 et seq. of the French Labor Code.

The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Extraordinary General Meetings,

having considered the Board of Directors’ report and the Statutory Auditors’ report,

in accordance, in particular, with the provisions of articles L. 225-129 et seq. and L. 225-138-1 of the French Commercial Code and with those of articles L. 3332-1 et seq. of the French Labor Code,

delegates to the Board of Directors its authority in order to increase the share capital, on one or more occasions, at its discretion, by issuing ordinary shares reserved, directly or through the intermediary of a collective employee shareholding plan as stipulated in articles L. 3332-1 et seq. of the French Labor Code which would be open to employees of the Company and of companies related to it within the meaning of L. 225-180 of the French Commercial Code and article L. 3344-1 of the French Labor Code and which, moreover, meet the conditions that may be set by the Board of Directors (hereafter, “Group Employees”), resolves, consequently, to waive the preferential subscription rights granted to shareholders by article L. 225-132 of the French Commercial Code and to reserve subscription for the aforementioned shares to Group Employees, resolves that the total par amount of capital increases that may be carried out pursuant to this resolution must not exceed the maximum amount of €45,680, and will be deducted from the aggregate maximum limit contemplated by the nineteenth resolution, to which shall be added, where applicable, the additional amount of shares to be issued in order to protect, in accordance with the applicable contractual stipulations, the rights of the holders of securities and other rights giving access to the shares, resolves that the issue price for a share shall be determined by the Board in accordance with the terms and conditions stipulated in article L. 3332-20 of the French Labor Code, it being specified, however, that if, when use is made of this delegation, the shares of the Company were admitted for trading on a regulated market within the meaning of the French Commercial Code, the price would be set in accordance with the provisions of article L. 3332-19 of the French Labor Code, resolves that the Board of Directors shall have all powers, with the ability to delegate further according to the conditions stipulated in law, in order to implement this delegation,

sets at eighteen (18) months from the date of this Annual General Meeting, the term of validity of this delegation.

SEVENTEENTH RESOLUTION

Delegation to be granted to the Board of directors in view of a capital increase through the issuance of Company shares with waiver of shareholders’ preferential subscription right in favor of a first category of persons meeting certain determined criteria

The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Extraordinary General Meetings,

having considered the Board of Directors’ report and the Statutory Auditors’ report,

in accordance with the provisions of articles L. 225-129 and following and L.225-138 of the French Commercial Code,

delegates to the Board of Directors its authority to proceed with a capital increase, on one or more occasions, by its sole deliberation, through the issuance of shares of the Company,

decides to waive the preferential subscription right granted to shareholders under article L. 225-132 of the French Commercial Code and to reserve the subscription of such shares to the following category of persons:

•                                          any trust, investment fund, company or other legal entity to be created, in France or abroad, in connection with permitting such entity to implement, as the case may be, an international Employee Stock Purchase Plan ( “ESPP” ) to be adopted by the Company and available to all or a part of the employees of the Company and affiliated companies, in France or abroad, within the meaning of article L. 225-180 of the French Commercial Code and who, in addition, satisfy any criteria to be determined by the Board of Directors, decides that the total nominal amount of the share capital increases that may be carried out in accordance with the present resolution may not exceed €45,680 and will be counted against the aggregate maximum limit contemplated by the nineteenth resolution hereafter, it being specified that this maximum amount may be increased, as the case may be, by the additional amount of shares to be issued in order to preserve, in accordance with applicable law and regulations and, as the case may be, any contractual provisions, the rights of shareholders and holders of other rights giving access to shares, decides that the issuance price for a share shall be determined by the board on the date of the decision to issue the shares and must be no less than, during each offering period, as defined in the ESPP (“Offering Period”), the euro equivalent of eighty-five percent (85%) of the lower of the closing price in US dollars of an ADS of the Company on the NASDAQ Global Market on the first day of the relevant Offering Period and on the last day of such period (or, as the case may be, on any other date during such period as shall be decided by the

Board of Directors in accordance with the ESPP), as published in the Wall Street Journal or any other source that the Board shall judge to be reliable,

decides that the Board of Directors shall have all other powers, with the ability to subdelegate within the conditions contemplated by law, in order to implement the present delegation and, in particular, to determine the list of beneficiaries meeting the requirements mentioned above, fixes at eighteen (18) months as from the date of this Shareholders’ Meeting the duration of the validity of this delegation.

EIGHTEENTH RESOLUTION

Delegation to be granted to the Board of Directors in order to increase the share capital through the issuance of shares of the Company, with waiver of the preferential subscription right of shareholders, in favor of a second category of persons meeting certain determined criteria

The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Extraordinary General Meetings,

having considered the Board of Directors’ report and the Statutory Auditors’ report,

in accordance with the provisions of articles L. 225-129 and following and L.225-138 of the French Commercial Code,

delegates to the Board of Directors its authority to proceed with a capital increase, on one or more occasions, on its sole deliberation, through the issuance of shares of the Company,

decides to waive the preferential subscription right granted to shareholders under article L. 225-132 of the French Commercial Code and the reserve the subscription of such shares to the following category of persons:

•                                          The employees of the Company and affiliated companies, in France and abroad, within the meaning of article L. 225-180 of the French Commercial Code belonging to an ESPP and meeting the criteria as may be determined, as the case may be, by the Board of Directors (the « Beneficiaries »),

decides that the total nominal amount of the share capital increases that may be carried out in accordance with the present resolution may not exceed €45,680 and will be counted against the aggregate maximum limit contemplated by the nineteenth resolution hereafter, it being specified that this maximum amount may be increased, as the case may be, by the additional amount of shares to be issued in order to preserve, in accordance with applicable law and regulations and, as the case may be, any contractual provisions, the rights of shareholders and holders of other rights giving access to shares, decides that the issuance price for a share shall be determined by the board on the date of the decision to issue the shares and must be no less than, during each offering period, as defined in the ESPP (“Offering Period”), to the euro equivalent of eighty-five percent (85%) of the lower of the closing price in US dollars of an ADS of the Company on the NASDAQ Global Market on the first day of the relevant Offering Period and on the last day of such period (or, as the case may be, on any other date during such period as shall be decided by the Board of directors in accordance with the ESPP), as published in the Wall Street Journal or any other source that the Board shall judge to be reliable, decides that the board of directors shall have all other powers, with the ability to subdelegate within the conditions contemplated by law, in order to implement the present delegation and, in particular, to determine the list of Beneficiaries meeting the requirements mentioned above, fixes at eighteen (18) months as from the date of this shareholders’ meeting the duration of the validity of this delegation.

NINETEENTH RESOLUTION

Global limit of the amount of the issuances implemented under the sixteenth, seventeenth and eighteen resolutions above

The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Extraordinary General Meetings,

having considered the Board of Directors’ report,

decides that the aggregate total nominal amount of the share capital increases that may be carried out in accordance with the delegations granted pursuant to the sixteenth, seventeenth and eighteenth resolutions above is set at €45,680, it being specified that this maximum amount may be increased, as the case may be, by the additional amount of shares to be issued in order to preserve, in accordance with applicable law and regulations and, as the case may be, any contractual provisions, the rights of shareholders and holders of other rights giving access to shares.

—oo0oo—

A)            Preliminary formalities in order to participate in the General Shareholders’ Meeting

The General Shareholders’ Meeting is open to all shareholders regardless of the number of shares they own.

Any shareholder may be represented at the General Shareholders’ Meeting by another shareholder, by his/her spouse or by the partner with whom he/she has entered into a civil partnership.

In accordance with article R. 225-85 of the French Commercial Code, he or she shall be entitled to attend the General Shareholders’ Meeting by virtue of shares being registered in the name of the shareholder or of his/her registered intermediary (in accordance with the seventh paragraph of article L. 228-1 of the French Commercial Code), two days prior to the Meeting at 12 am, Paris time, either in the registered share account held by the company (or its representative), or in the bearer share accounts held by the authorized intermediary.

Share registration in the bearer share accounts held by financial intermediaries is acknowledged by means of an ownership certificate issued by the latter (or, where applicable, by electronic means) in accordance with the conditions stipulated in article R. 225-85 of the French Commercial Code (with reference to article R. 225-61 of the same Code), attached to:

•                                          the postal voting form;

•                                          the proxy voting form;

•                                          the request for an admission card prepared in the name of the shareholder or on behalf of a shareholder represented by the registered intermediary.

A certificate shall also be delivered to a shareholder wishing to attend the Meeting in person and who has not received his/her admission card two days prior to the meeting at 12 am, Paris time.

B)            Ways of participating in the General Shareholders’ Meeting

Shareholders wishing to attend the General Shareholders’ Meeting in person can request an admission card in the following way:

• if you are a registered shareholder: on the day of the Meeting, go directly to the desk specially provided for this purpose with your identification card, or request an admission card from BNP PARIBAS Securities Services — CTS Assemblées Générales — Les Grands Moulins de Pantin - 9, rue du Débarcadère — 93761 Pantin Cedex;

• if you are the holder of bearer shares: ask the authorized intermediary who manages your share account to send you an admission card.

Shareholders not personally attending this Meeting and wishing to vote by mail or to be represented by giving a proxy to the Chairman of the Meeting, to their spouse or partner with whom they have entered into a civil partnership or to another shareholder may:

• if you are a registered shareholder: return the postal voting form or proxy voting form sent to you with the meeting notice to the following address: BNP PARIBAS Securities Services — CTS Assemblées Générales — Les Grands Moulins de Pantin - 9, rue du Débarcadère — 93761 Pantin Cedex;

• if you are the holder of bearer shares: ask for this form from the authorized intermediary who manages your share account as from the date on which the Meeting is called. The postal voting form or proxy voting form must be accompanied by an ownership certificate issued by the financial intermediary and sent to the following address: BNP PARIBAS Securities Services - CTS Assemblées Générales — Les Grands Moulins de Pantin - 9, rue du Débarcadère — 93761 Pantin Cedex.

In order to be considered, postal voting forms must be received by the Company or the General Meetings Department of BNP PARIBAS Securities Services, no later than three days before the Meeting.

C) Written questions and requests to include draft resolutions from shareholders

Requests by shareholders to include items or draft resolutions on the agenda which fulfil the conditions stipulated in article R. 225-71 of the French Commercial Code must be sent by registered mail, return receipt requested, to the registered office at the following address:

9 rue Pagès — 92150 Suresnes, or by email to the following address aross@talend.com, at least 25 calendar days before the General Shareholders’ Meeting is held, in accordance with article R. 225-73 of the French Commercial Code. Requests must be accompanied by a share registration certificate.

Consideration of the resolution is subject to the submission, by the authors of the request, of a new certificate certifying the registration of the shares in the same accounts two days prior to the Meeting at 12 am, Paris time.

Every shareholder has the right to submit written questions of their choice to the Board of Directors which will reply during the meeting.

Questions must be sent by registered mail, return receipt requested, to the following address: 9, Rue Pagès — 92150 Suresnes, or by email to the following address aross@talend.com.

They must be received no later than the fourth business day prior to date of the General Shareholders’ Meeting.

D) Shareholders’ right to information

Shareholders may obtain, within the legal time limits, the documents provided for in articles R. 225-81 and R. 225-83 of the French Commercial Code by addressing a request to BNP PARIBAS Securities Services — CTS Assemblées Générales — Les Grands Moulins de Pantin - 9, rue du Débarcadère — 93761 Pantin Cedex.

This meeting notice shall serve as formal notice to attend provided that no amendment is made to the agenda and resolutions, particularly following requests to include draft resolutions presented by shareholders.

The Board of Directors